PE
9-19-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
SEP 2 3 2002
1086

Form 6-K

02058674

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Normal Course Issuer Bid of COGNICASE Inc. (with relevant documentation).

COGNICASE Inc.

(translation of registrant's name into English)

111, Duke Street, 9th Floor, Montréal (Québec) Canada H3C 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

PROCESSED
SEP 2 4 2002
THOMSON
FINANCIAL

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3(b) :

82 - _____________.

Consist of __16____ sequentially numbered pages and additional exhibits.
Exhibit Index appears on page ___ 4 ___.

The following exhibits are filed as part of, and incorporated into, this report on Form 6-K:

No.	Document
1.	**Normal Course Issuer Bid of COGNICASE Inc.(with relevant documentation).**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 19, 2002

COGNICASE Inc.

Benoit Dubé
Executive Vice-President,
Chief Legal Officer and
Corporate Secretary

EXHIBIT INDEX

EXHIBIT 1

Normal Course Issuer Bid of COGNICASE Inc. (with relevant documentation).

OGILVY RENAULT

Direct Dial: (514) 847-4516
eshapiro@ogilvyrenault.com

Montreal, September 13, 2002

BY TELECOPIER
ORIGINAL BY MESSENGER

The Toronto Stock Exchange
1000 Sherbrooke West, Suite 1100
Montreal, Quebec
H3A 3G4

Attention: Ms. Stéphanie Lachance

Dear Ms. Lachance:

RE : Cognicase Inc. ("Cognicase") — Normal Course Issuer Bid for the period from September 18, 2002 to September 17, 2003 (the "Bid")

In connection with the above captioned matter, please find enclosed herewith the following documentation:

1. one executed copy of the Notice of Intention to Make a Normal Course Issuer Bid dated September 13, 2002;
2. an English language version of the text relating to the Bid to be included in Cognicase's next document to its shareholders;
3. an English language version of the press release to be issued by Cognicase on September 16, 2002 announcing the Bid;
4. a cheque in the amount of $1,070.00 (including GST) payable to the order of The Toronto Stock Exchange in payment of the prescribed fees;
5. a letter confirming the appointment of National Bank Financial Inc. ("NBF") as Cognicase's broker to make purchases under the Bid; and
6. details of the calculation of the public float of Cognicase's common shares.

COPY

OGILVY
RENAULT

In addition, please note that Mr. Ron Aiello will be the registered representative of NBF authorized to make purchases under the Bid.

Finally, I hereby confirm to you, on behalf of Cognicase, that it has not engaged the services of any brokers or analysts within the two years preceding the date hereof in connection with the preparation by such brokers or analysts of their public research reports in the normal course of their follow-up of Cognicase's operations.

Kindly confirm to the undersigned or, in his absence, Michelle Setlakwe at tel. (514) 847-4454, as soon as possible, that the enclosed is satisfactory, and that Cognicase's Normal Course Issuer Bid may commence on September 18, 2002.

Trusting the foregoing and the enclosed are satisfactory, I remain,

Yours very truly,

ORIGINAL SIGNÉ PAR:
ORIGINAL SIGNED BY:

Elliot Shapiro

ES/db

Enclosure

c.c. Benoit Dubé (*Cognicase Inc.*) (w/encl.)
Michelle Setlakwe (*Ogilvy Renault*) (w/encl.)

COPY

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

Copies of this document may be obtained on request without charge by contacting or by writing to COGNICASE Inc., attention of the Secretary.

1. **Name of Issuer** – COGNICASE Inc. (the "Corporation") is incorporated under the *Canada Business Corporations Act*. The Corporation's common shares (the "Shares") are traded on the Toronto Stock Exchange ("TSX"), under the trading symbol "COG", and on the Nasdaq National Market, under the trading symbol "COGI".

2. **Shares Sought** – The Corporation intends to purchase from time to time, if the Corporation considers it advisable, up to a maximum of 4,900,000 Shares, representing approximately ten percent (10%) of the public float for the Shares, which constituted 49,618,672 Shares as at September 6, 2002, by way of a Normal Course Issuer Bid (the "Bid"). Any Share acquired pursuant to the Bid will be cancelled. As at September 6, 2002, there were 63,040,598 Shares issued and outstanding.

3. **Duration** – Shares may be purchased pursuant to the Bid from September 18, 2002 until the earlier of September 17, 2003 and the date upon which the Corporation has acquired the maximum number of Shares specified above.

4. **Method of Acquisition** – Purchases will be made on the open market through the facilities of the TSX. The purchases will be made by means of open market transactions during the period the Bid is outstanding. The purchase and payment for the Shares will be made by the Corporation in accordance with the requirements of the TSX and the price which the Corporation will pay for any Shares acquired by it will be the market price of the Shares at the time of purchase.

   During the period that the Bid is outstanding, the Corporation does not intend to make purchases of its Shares (other than by way of an exempt offer pursuant to relevant securities legislation) other than by means of open market transactions.

5. **Consideration Offered** – The price which the Corporation will pay for the Shares acquired pursuant to the Bid will be the market price for such Shares at the time of acquisition.

6. **Reason for the Corporation's Bid** – As a result of acquisitions made by the Corporation, COGNICASE has balances of purchase price payable in shares in the future. The number of shares to be issued under such transactions is determined on the basis of the average closing price of the Corporation's shares on the Toronto Stock Exchange for a period preceding their date of issuance. Since the value of the Corporation's shares has decreased since the date of such acquisitions, COGNICASE considers that it is appropriate in some instances to negotiate a substitution of those payments for a cash payment. Where the Corporation is unable to agree on the terms and conditions of such substitution, it intends

to purchase its shares on the market to counter the dilutive effect of an issuance of shares at a price which, in the opinion of COGNICASE, does not adequately reflect the shares' value in relation to the Corporation's assets, business and business prospects. As a result, depending on the future trading prices and other factors, the Corporation believes that the purchase of up to 4,900,000 of its outstanding Shares in connection with the Bid will represent an appropriate use of the Corporation's corporate funds.

7. **Valuation** – To the best of their knowledge, after reasonable enquiry, the directors and the officers of the Corporation are not aware of any appraisal or valuation regarding the Corporation, its material assets or securities prepared within the two years preceding the date hereof, other than public research reports prepared by brokers' analysts in the normal course of their follow-up of the Corporation's operations.

8. **Previous Purchases**

N/A

9. **Persons Acting Jointly or In Concert with the Corporation**

N/A

10. **Acceptance by Insiders, Affiliates and Associates** – No director or senior officer of the Corporation and, to the best of the knowledge of the directors and officers of the Corporation after reasonable enquiry, no associate of a director or senior officer of the Corporation, no person acting jointly or in concert with the Corporation, and no person holding 10% or more of any class of equity securities of the Corporation, currently intends to sell shares of the Corporation during the course of the Bid.

It is possible that sales of Shares by the Corporation's directors, seniors officers or other insiders or any of their associates may occur given possible personal circumstances or decisions unrelated to the Bid. There is, however, no arrangement whereby the Corporation will grant any preference in respect of Shares held by any such persons nor is there any benefit, direct or indirect, to any such persons which is not equally available to any shareholder who sells (or retains) his Shares. The Corporation has no contracts, arrangements or understandings, formal or informal, with any of its security holders or any other persons in relation to the Bid.

11. **Benefits from the Corporation's Bid** – No director or senior officer of the Corporation or any associate of a director or senior officer, or person acting jointly or in concert with the Corporation or any person holding 10% or more of any class of equity securities of the Corporation, will receive a direct or an indirect benefit as a result of the Corporation acquiring Shares pursuant to the Bid, other than the benefits which will be received by any other shareholder of the Corporation, such as the benefit of an increased equity interest in the Corporation's assets.

12. **Material Changes in the Affairs of the Corporation** – There are no material changes or current plans or proposals for material changes in the affairs of the Corporation other than as disclosed in this Notice or as previously disclosed in public documents.

13. **Certificate** – The Board of Directors of the Corporation has authorized the purchase of the Shares in accordance with the terms set out in this Notice and the certification by the undersigned of the information contained in this Notice. The undersigned hereby certifies on behalf of the Board of Directors that the information contained in this Notice is complete, accurate and in compliance with Part 6 of the Rules and Policies of the TSX. This Notice contains no untrue statement of a material fact and does not omit to state any material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

SIGNED at Montreal, Province of Québec, this 13th day of September 2002.

Benoit Dubé
Executive Vice-President, Chief Legal
Officer and Corporate Secretary,
COGNICASE Inc.

<u>**COGNICASE INC.**</u>

<u>**NORMAL COURSE ISSUER BID**</u>

TEXT TO BE INCLUDED IN THE NEXT DOCUMENT SENT TO SHAREHOLDERS

"Subject to regulatory approval, the Board of Directors of COGNICASE Inc. ("COGNICASE" or the "Corporation") has authorized a normal course issuer bid for a maximum of 4,900,000 common shares, representing approximately ten percent (10%) of the public float for the common shares, which constituted 49,618,672 common shares as at September 6, 2002.

Purchases will be made during the period from September 18, 2002 to September 17, 2003, such purchases to be made on the open market through the facilities of the Toronto Stock Exchange. Shares purchased under the bid will be cancelled. As at September 6, 2002, there were 63,040,598 common shares of the Corporation issued and outstanding.

As a result of acquisitions made by the Corporation, COGNICASE has balances of purchase price payable in shares in the future. The number of shares to be issued under such transactions is determined on the basis of the average closing price of the Corporation's shares on the Toronto Stock Exchange for a period preceding their date of issuance. Since the value of the Corporation's shares has decreased since the date of such acquisitions, COGNICASE considers that it is appropriate in some instances to negotiate a substitution of those payments for a cash payment. Where the Corporation is unable to agree on the terms and conditions of such substitution, it intends to purchase its shares on the market to counter the dilutive effect of an issuance of shares at a price which, in the opinion of COGNICASE, does not adequately reflect the shares' value in relation to the Corporation's assets, business and business prospects. As a result, depending on the future trading prices and other factors, the Corporation believes that the purchase of up to 4,900,000 of its outstanding Shares in connection with the Bid will represent an appropriate use of the Corporation's corporate funds.

Shareholders may obtain, without charge, a copy of the notice of intention filed with the Toronto Stock Exchange by communicating with the Corporation.

DRAFT

FOR IMMEDIATE RELEASE

COGNICASE Announces Share Buy-Back Program

MONTREAL, Quebec – September 16, 2002 - COGNICASE (TSX: "COG", Nasdaq: "COGI"), an innovative IT solutions provider specializing in the development and integration of transactional solutions, announced today that its Board of Directors has authorized a normal course issuer bid for a maximum of 4,900,000 common shares for which regulatory approval has been obtained. This represents approximately 10 percent of the public float for the common shares, which constituted 49,618,672 shares as at September 6, 2002.

Purchases will be made during the period from September 18, 2002 to September 17, 2003, on the open market through the facilities of the Toronto Stock Exchange. Shares purchased under the bid will be cancelled and may be reissued to satisfy the company's liability for amounts due on prior acquisitions. As at September 6, 2002, there were 63,040,598 common shares of the Corporation issued and outstanding. National Bank Financial will act as agent and financial advisor to COGNICASE in connection with the share buy-back program.

COGNICASE has obligations to issue common shares at specified dates in the future in payment for companies that it has previously acquired. Management considers that it is appropriate in some instances to negotiate a substitution for a cash payment, since the value of the Corporation's shares has recently decreased. Where the Corporation is unable to agree on the terms and conditions of such substitution, it intends to purchase its shares on the market to counter the dilutive effect of issuing shares at a price that it considers does not adequately reflect the shares' value in relation to the Corporation's assets, business and business prospects. The number of shares to be issued is determined based on the average closing price of the Corporation's shares on the Toronto Stock Exchange for a period preceding their date of issuance. Consequently, depending on the future trading price and other factors, the Corporation believes that the purchase of up to 4,900,000 of its outstanding shares in connection with the bid will represent an appropriate use of its corporate funds to mitigate the dilutive impact of the future share liability relating to prior acquisitions.

About COGNICASE
Founded in 1991, COGNICASE is the second-largest independent information technology solutions provider in Canada. COGNICASE employs close to 4,000 professionals, with an annualized revenue run-rate approaching CDN$500 million and a solid recurring revenue base. Relying on its results-driven approach, its software and technology and its Application Services Technology Centers, COGNICASE offers secure and scalable solutions that contribute to its customers' economic success. COGNICASE's shares are listed on the TSX (COG) and Nasdaq (COGI). They are included in the S&P/TSX Canadian Information Technology Sector Index. Web site: www.cognicase.com

-30-

For further information, please contact:

Michelle Courchesne
Executive Vice-President,
Communications, Marketing and Human Resources
(514) 228-8928
michelle.courchesne@cognicase.com

Vincent W. Salvati
Chief Financial Officer
514-228-8996
vincent.salvati@cognicase.com

COGNICASE

111, rue Duke, 9e étage Tél. : (514) 228-8888
Montréal (Québec) Téléc. : (514) 228-8666
Canada H3C 2M1

BANQUE NATIONALE DU CANADA
Succursale du siège social
600, De La Gauchetière Ouest, Montréal (Québec) H3B 4L2

91222

Date/Date	Nº de chèque/Check No	Montant/Amount
12-sep.-2002	91222	1,070.00

MILLE SOIXANTE-DIX Dollar ET 00/100 Cent

THE TORONTO STOCK EXCHANGE

PAYEZ À
L'ORDRE DE
PAY TO
THE ORDER OF

COGNICASE INC.

PAR/BY

PAR/BY

⑈091222⑈ ⑆00011⑈006⑆ 05⑈286⑈28⑈

91222

NOTRE Nº DE REF. OUR REF. NUMBER	VOTRE Nº DE FACTURE YOUR INVOICE NUMBER	DATE DE FACTURATION INVOICE DATE	MONTANT DE LA FACTURE YOUR AMOUNT	ESCOMPTE DISCOUNT TAKEN	MONTANT PAYÉ AMOUNT PAID	MONTANT NET DU CHÈQUE NET AMOUNT
VTOR001	THE TORONTO STOCK EXCHANGE				Numéro de chèque:	91,222
21,501	NCBID	12/09/2002	1,070.00	0.00	1,070.00	1,070.00

COGNICASE

COGNICASE

Montreal, September 13, 2002

BY TELECOPIER
ORIGINAL BY MESSENGER

THE TORONTO STOCK EXCHANGE
Suite 1100
1000 Sherbrooke Street West
Montréal, Québec
H3A 3G4

Attention : Stéphanie Lachance

Re: **COGNICASE Inc. (the "Corporation")**
Normal Course Issuer Bid for the period from September 18, 2002 to September 17, 2003

Dear Sirs,

We hereby wish to confirm that the Coporation has appointed Ron Aiello (tel. 416-869-6692) National Bank Financial Ltd. as its broker to make purchases under the Normal Course Issuer Bid and undertakes to inform you in writing of any change in connection therewith. Also, the Corporation has delegated to such brokers the responsibility for filing with your exchange the purchase reports required under the above-mentioned bid.

Yours truly,

Benoit Dubé
Executive Vice-President, Chief Legal Officer
and Corporate Secretary

111, rue Duke
9e étage
Montréal (Québec) H3C 2M1
Canada

Téléphone : (514) 228-8888
Télécopieur : (514) 228-8985

www.cognicase.com

COGNICASE INC.

CALCULATION OF THE PUBLIC FLOAT OF COMMON SHARES

The "public float" of COGNICASE Inc.'s (the "Corporation") common shares (the "Shares") is calculated as follows :

The number of Shares that are issued and outstanding as at September 6, 2002	→	63,040,598
(i) less the number of Shares beneficially owned, or over which control or direction is exercised by:		
(A) every senior officer or director of the Corporation;	→	2,707,756
(B) every "principal shareholder" of the Corporation; and	→	9,556,574
(ii) less the number of Shares that are pooled, escrowed or non-transferable.	→	1,157,596
		49,618,672

LIST OF SHARES HELD BY DIRECTORS AND OFFICERS OF COGNICASE INC.

Name	Number of Shares Held
Boivin, Claude	-
Boivin, Jacques	6,494
Bourassa, Gérald	66,656
Brisebois, Ronald	2,146,833
Cashmore, Jay	72,699
Courchesne, Michelle	225
Coursol, Marc	66,913
Cyr, J.V. Raymond	7,000
Dubé, Benoit	203
Duquenne, André	1,000
Girard, Yvan	50,559
Gordon, Thomas	-
Lefebvre, Monique	1,000
Lozeau, Michel	-
Malo, André	179,324
Mulroney, Brian	-
Orr, David	47,196
Ouellet, Danielle	-
Poirier, Mario	312
Prémont, Marc	-
Rivard, Claude	58,842
Salvati, Vincent	-
Simard, Carl	1,000
Trudeau, André	2,500
TOTAL	**2,707,756**